March 13, 2025

Jan Jenisch
Chairman Designate of the Amrize Board of Directors
Amrize Ltd
Grafenauweg 8
6300 Zug, Switzerland

        Re: Amrize Ltd
            Registration Statement on Form 10-12B
            Filed February 28, 2025
            File No. 001-42542
Dear Jan Jenisch:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12B filed February 28, 2025
Summary Historical and Unaudited Pro Forma Combined Financial Information, page
13

1. Please revise the summary pro forma combined statement of operations to include earnings per share and weighted average shares on a pro forma basis. Unaudited Pro Forma Combined Financial Information
Notes to Unaudited Pro Forma Combined Financial Information, page 81

2. Refer to footnotes (a), (b) and (c) for the pro forma adjustments to cash and cash equivalents and long-term debt. Please revise to present a
       reconciliation in tabular format of the multiple components that aggregate to the total pro forma balance sheet adjustments to cash and long-term debt, respectively.
3. Refer to footnote (b). You disclose that the revolving credit facility is not expected to be utilized upon the completion of the Spin-Off. Please revise to also disclose whether the commercial paper program and the bridge loan are expected to be utilized upon the completion of the Spin-Off and how is the utilization reflected in the pro forma
 March 13, 2025
Page 2

       financial statements, if applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Brandon Van Dyke